Contact

www.linkedin.com/in/tuyen-albee-tran-2679b6243 (LinkedIn)

Tuyen Albee Tran

Founder

Los Angeles, California, United States

Experience

Son Foods

Founder

July 2021 - Present (3 years 4 months)

Vietnam

Son Fish Sauce USA

Owner

January 2015 - Present (9 years 10 months)

Worldwide

The Cajun Cua

Partner

2014 - 2015 (1 year)

Vietnam